Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
November 18, 2005

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel Cheryl Grant
Re:
Whirlpool Corporation—
Amendment No. 1 to Form S-4 filed November 8, 2005
Registration No. 333-128686

Ladies and Gentlemen:

        On behalf of our client, Whirlpool Corporation ("Whirlpool"), we are transmitting herewith via the EDGAR system, for filing with the Commission, Amendment No. 2 to Whirlpool's Registration Statement on Form S-4 (Registration No. 333-128686), together with exhibits thereto (the "Amendment").

        Submitted for your review is a memorandum, attached as Annex A hereto, setting forth the responses of Whirlpool and Maytag Corporation ("Maytag") to the Staff's comments made by letter dated November 17, 2005.

        For the convenience of the Staff, we are also furnishing marked copies of the Amendment to show changes from Amendment No. 1 to the Registration Statement.

        We would appreciate receiving the Staff's comments, if any, with respect to the Amendment as promptly as practicable. If you have any questions, or if it would expedite your review of the Amendment, please do not hesitate to call me at (212) 310-8438 or James Cole of Wachtell, Lipton, Rosen & Katz, counsel to Maytag, at (212) 403-1375.

Very truly yours, /s/ ELLEN J. ODONER
cc:
Daniel F. Hopp
Roger K. Scholten
James Cole, Jr.

Annex A

Response of Whirlpool Corporation and Maytag Corporation to Comment Transmitted by Letter dated November 17, 2005

        Set forth below in bold is the comment in the Staff's letter of November 17, 2005 and response of Whirlpool Corporation and Maytag Corporation, including a cross-reference to the location of changes made in response to the Staff's comment letter.

Treatment of Maytag Stock Options, page 6

Interests of Certain Persons in the Merger, page 9

        1.     We note your responses to our prior comments six and nine. It appears that the extent to which the named executive officers may benefit from the terms of their compensation arrangements as a result of the merger is significant information concerning the transaction. Please tell us in your response letter why you believe the requested information should not be highlighted in the summary. In addition, regarding our prior comment number nine, tell us why, at a minimum, the number of named executive officers that will share the aggregate amount of severance and long-term cash incentive payout awards to named executive officers should not be included to highlight to investors the extent to which individual named executive officers may benefit.

        We have complied with the Staff's comment by adding the requested disclosure. See pages 7, 9, 10, 73, 74, and 75.